Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc. Request for Qualification of Form 1-A POS ( File No. 024-11949) CIK 0001117228

To whom it may concern,

Kindly be advised that Mass Megawatts Wind Power, Inc. (the “Company”) request that the Form 1-A POS, File Number 024-11949, be qualified on Friday, July 21, 2023 at 4 PM Eastern Time.

Sincerely,

Jonathan Ricker
/s/ Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.